Simmons First Investments Group, Inc.

Statements of Cash Flows

Years Ended December 31, 2015 and 2014

	2015	2014
Operating Activities		
Net loss	$ (218,971)	$ (248,424)
Items not requiring (providing) cash		
Depreciation	5,734	10,957
Amortization	170,833	43,000
Deferred income taxes	(66,089)	23,856
Changes in		
Deposits with clearing organization	(364,791)	(204,165)
Trading securities	914,810	196,020
Other receivables	5,251	12,294
Other assets	(33,557)	57,272
Accounts payable and accrued expenses	(81,670)	(50,269)
Payable to clearing organization	(8,488)	835
Net cash provided by (used in) operating activities	323,062	(158,624)
Investing Activities		
Purchases of premises and equipment	(26,098)	(4,831)
Net cash received in Delta Acquisition	--	39,302
Net cash (used in) provided by investing activities	(26,098)	34,471
Financing Activities		
Bank Overdraft	(27,345)	27,345
Net cash used in financing activities	(27,345)	27,345
Increase (Decrease) in Cash	269,619	(96,808)
Cash, Beginning of Year	100	96,908
Cash, End of Year	$ 269,719	$ 100
Noncash activities		
Net Assets Acquired Before Goodwill		$ 3,972,171
Goodwill		1,885,428
Liabilities Assumed		1,057,599
Purchase price pushed down from Holding Company		$ 4,800,000